June 8, 2007

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F filed July 7, 2006 File No. 001-10110

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Friar:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 29, 2007 with respect to the above-mentioned Form 20-F (the “Form 20-F”).

This letter is being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter.

The Staff’s comments, indicated in italics, are followed by BBVA’s responses.

Mr. William Friar	2	June 8, 2007

Form 20-F for the Year ended December 31, 2005

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F -I2 Note 2.2.c.4), Financial Instruments, Impairment, page F-18

1.	We refer to your response to Comment 29 that the use of the expected loss concept relates only to your internal risk models and does not apply to IFRS. We further note:

•
On page 13 of your response to Comment 31 that you do not use the expected loss concept to calculate your provisions under IFRS which are based on the incurred loss model required by the Bank of Spain Circular 4/2004 (the Circular 4/2004).

•
The statement on pages 24 and 25 of your response to Comment 42 that to determine the appropriate loan loss model under US GAAP, you modify the internal risk models based on the expected loss concept to convert the results into an incurred loss basis.

Please revise Note 62.A).7 Loan Adjustments on page F-120 in future filings to clearly describe how you use the expected loss concept to arrive at an incurred loss based allowance for loan losses both under IFRS and US GAAP.

In future filings (Form 20-F for the year ended December 31, 2007) we will include additional information in our description of Adjustment “7. Loan Adjustments”  to clarify the following issues:

-	For IFRS purposes, we apply the methodology required by the Bank of Spain. This methodology as defined in the Circular 4/2004 uses the losses incurred concept.

-	For US GAAP purposes we calculate the allowance for loans losses by using an internal credit risk model.

We have first developed a model to comply with the adequacy capital requirements set forth within the framework of Basel II. This model uses the “expected loss” concept in order to calculate the regulatory capital as required by Basel II.

In order to obtain the internal credit risk model we have modified the adequacy capital model by including an additional parameter. This parameter estimates how much of the “expected loss” calculated for Basel II purposes is, in fact, “incurred loss” at the date of the financial statements.

Mr. William Friar	3	June 8, 2007

2.
We refer to the second paragraph on page 12 of your response to Comment 30 that states the Bank of Spain requires the total balance of the allowance remain within a range of between 33% and 125% of the historical inherent loss amount determined through the statistical methodology using alpha and beta parameters established in paragraph 29.b) of Annex IX of the Circular 4/2004. Please explain to us how these limits determined by the Bank of Spain result in a “best estimate” amount under paragraph AG86 of IAS 39. Consider in your response the following:

•	Formula based or statistical approaches are permissible under paragraph AG92 of IAS 39 but should not give rise to an impairment loss on initial recognition of a financial asset.

•
The minimum parameter of 33% for the general loan loss allowance required by the Bank of Spain appears to anticipate the recognition of impairments of the loan portfolio of individual banks even though their historical loan loss data may not evidence impairment. Refer to paragraph 59 of IAS 39 that states losses expected as a result of future events, no matter how likely, are not recognized.

•
The maximum parameter of 125% for the general loan loss appears to put a cap on the “best estimate” requirements of paragraph AG86 of IAS 39 with respect to banks that are have material loan loss concerns not allocable to specific loans such as industry-wide or regional credit risks.

We confirm that no impairment is recorded in the initial recognition of a financial asset. The financial assets are recorded initially according to IAS 39 and the impairment losses are recorded using the inherent loss concept only at the time of the financial statements.

As mentioned in BBVA’s response to comment 30 of your letter dated May 3, 2007, for IFRS purposes BBVA is required to apply the methodology established by the Bank of Spain in its Circular 4/2004 in the determination of the level of provisions required to cover inherent losses of the credit loan portfolio.

In Annex IX, caption 28, of the aforementioned Circular 4/2004, the Bank of Spain, based on its experience with and information on the Spanish banking sector, has determined the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses as the best estimation for each segment of the credit portfolio.

Annex IX, caption 29.c) of the Circular 4/2004 indicates that the overall balance of the general allowance or provision, i.e. incurred losses as at the date of the

Mr. William Friar	4	June 8, 2007

financial statements that have not been allocated to specific transactions, shall at all times be between 33% and 125% of the sum of the products obtained by multiplying the amount of each risk class by its related “α” parameter.

As mentioned in BBVA’s response to comment 2 of your letter dated December 29, 2006 the Bank of Spain’s Circular 4/2004 preamble states “in the opinion of the Bank of Spain, entities obliged to prepare consolidated annual accounts in conformity with the rules laid down in this Circular will, as regards the matters regulated therein, also be complying with any obligation they may have to prepare consolidated annual accounts in accordance with the international financial reporting standards approved by the Regulations of the European Union”.

Mr. William Friar	5	June 8, 2007

3.
Please tell us and revise future filings to describe your loan loss methodology for determining specific allowances for credit loss attributable to unsecured and secured transactions based on the guidance in paragraph 17 of Annex IX of the Circular 4/2004.

Assets classified as doubtful due to customer arrears are evaluated according to the guide included in Annex IX of the Circular 4/2004 of Bank of Spain.

For assets classified as doubtful due to significant customer arrears, the impairment allowances are estimated on an individual basis, taking into account the age of the past-due amounts, the guarantees provided and the economic situation of the customer and the guarantors.

All other doubtful assets of insignificant amounts are classified in categories on the basis of the age of the unpaid installments, of the guarantees or collateral in place (secured or unsecured transactions) and the counterparties (companies and sole proprietors, or other customers).

For each category of assets, impairment is determined over historical statistical databases on how they are performing and on the final outcome of the steps taken with regard to collection.

Annex IX, caption 16 of the Circular 4/2004 states that the Bank of Spain, based on its experience with and information on the Spanish banking sector, has estimated minimum allowance percentages for default schedules as the best estimation for each category of the credit loan portfolio.

These percentages are applied in estimating the losses arising from transactions recorded at Spanish entities and of those arising from transactions recorded in the name of Spanish residents at foreign subsidiaries.

The allowance percentages included in these default schedules take into account the time value of money. The Bank of Spain regularly updates these schedules to reflect changes in the data for the sector, through the appropriate amendment to this Circular.

To estimate the specific allowance for transactions with non-residents in Spain recorded at foreign subsidiaries, similar methods and criteria are used, taking into account the parameters of the Bank of Spain and default schedules adapted to the specific circumstances of the country in which the subsidiary operates.

In future filings (Form 20-F for the year ended December 31, 2007) we will give further details of our loan loss methodology for determining specific allowances for credit loss attributable to unsecured and secured transactions.

Mr. William Friar	6	June 8, 2007

4.
With respect to your loan loss methodology for determining specific allowances for credit attributable to unsecured and secured transactions, explain to us how you determined that the application of the minimum allowance percentages based on the length of time of impairment as opposed to a transaction or client specific factors results in an allowance determined in accordance with IFRS and US GAAP.

The Bank of Spain has determined that entities it regulates, such as BBVA, that apply this methodology are in compliance with IFRS, as set forth in our response to comment 2. In our reconciliation to US GAAP we apply our internal credit risk models, based on our historical experience as required, which give rise to specific loan loss provision requirements that do not differ materially from the provisions calculated according to the methodology required by Circular 4/2004 of Bank of Spain. Consequently, and as we mentioned in response to comment 13, no adjustment must be recorded in the reconciliation of the income and equity of the BBVA Group from IFRS to US GAAP due to this concept.

Mr. William Friar	7	June 8, 2007

5.
Tell us and revise future filings to discuss how the Company has applied the statistical methodologies and internal risk models from the Circular 4/2004 in determining an allowance for loan losses attributable to its international operations.

The “Loans and advances to other debtors” caption (gross) in the consolidated balance sheets as of December 31, 2006 and 2005 amounts to 262 billion of euros and 221 billion of euros, respectively, of which approximately 78% in both years referred to transactions of Spanish entities and transactions recorded in the name of Spanish residents at foreign subsidiaries.

The general-purpose provisions relating to the aforementioned loans and advances amounted to 4.5 billion of euros and 3.5 billion of euros as of December 31, 2006 and 2005, respectively. Approximately 69% and 66% of those provisions, respectively, related to transactions of Spanish entities and transactions recorded in the name of Spanish residents at foreign subsidiaries.

Mexico is the only individually significant country for the BBVA Group and represents 9% of the total loan portfolio and 19% of the total loan allowances, as of December 31, 2006 (11% of the total loan portfolio and 18% of the total loan allowances, as of December 31, 2005).

Bank of Spain, based on its experience with and information on the Spanish banking sector, has estimated the parameters to be applied in the estimation of the loan loss allowances.

As required by Annex IX, caption 28 of the Circular 4/2004 of Bank of Spain, BBVA applies the methods and criteria indicated in that Circular for the determination of the allowance for loan loss attributable to its international operations, adapted to the specific circumstances of the country in which the subsidiary operates. To this effect, Circular 4/2004 indicates that entities should take as required reference the parameters indicated in section 29.b).

For the calculation of the allowance for loan losses in Mexico we applied to the major credit portfolios, which represent approximately 62% of our total credit portfolio as of December 31, 2006, criteria based on the entity’s own historical experience, and divided the credit portfolio based on the typology of the operations, the specific characteristics of the customer and quality of the guaranties provided.

The other countries in which BBVA operates represent approximately 13% of the total credit risk portfolio and no country represents individually more than 3%. In those countries we applied the methodology required by Bank of Spain that generates a need for provisions which is not significantly different from the provisions calculated for US GAAP purposes.

Mr. William Friar	8	June 8, 2007

In future filings (Form 20-F for the year ended December 31, 2007) we will give further details of our loan loss methodology for determining allowances for credit loss attributable to our international operations.

Mr. William Friar	9	June 8, 2007

6.	We refer to the fourth paragraph on page 12 of your response to Comment 30 that states the Bank of Spain has not yet verified your internal credit risk models. Please tell us the following:

•	The current status of the Bank of Spain’s review of your internal risk models and the estimated time frame for implementing the internal model once it is approved.

•
Whether the Company expects to record any difference in the allowance for loan losses under IFRS as a result of changing from the statistical provisioning model presently required by the Bank of Spain to the use of the internal risk models after they are approved by the Bank of Spain.

•	In the event you expect to record a significant difference tell us how you expect to account under IFRS for this accounting change.

•
Whether the Company expects that there will continue to be a difference between IFRS and US GAAP with respect to the allowance for loan losses after the Bank of Spain approves your internal risk model using the modified expected loss concept described in your response to our previous comment 42.

At present, the Bank of Spain is reviewing capital adequacy models as part of the supervision of the solvency of financial institutions under the New Basel Capital Accord (BIS II).

In this connection, BBVA has opted to use the advanced IRB approach and, accordingly, it will apply this approach to the calculation of capital adequacy from January 1, 2008.

In informal statements, the Bank of Spain has stated that its intention is to review financial institutions’ internal models so that they can be used to calculate the loan loss provisions once the capital adequacy models have been validated.

To date, we are not aware of a time frame or of the possible impact, if any, of the change from the current system of provisions to an internal model system.

If such an impact were to arise, it would be recognized pursuant to the principles established by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, recognized prospectively as a change in accounting estimate, in the income statement for the year in which it occurred.

Mr. William Friar	10	June 8, 2007

7.
Regarding your determination of the general loan loss allowance, we refer to the penultimate paragraph on page 11 of your response to our previous comment 30 that you apply the percentages indicated by the Bank of Spain which are based on their deep information and experience of the Spanish banking sector. Tell us why you consider the use of “peer group” statistical percentages of the Spanish banking sector qualifies as a “best estimate” of the loan impairment loss of the Company based on the guidance in paragraph AG86 of IAS 39. It appears to us that the extensive historical loss experience of the Company would preclude the use of peer group data under paragraph AG89 of IAS 39.

As we mentioned in response to comment 2 of this letter, the Bank of Spain’s Circular 4/2004 preamble states“in the opinion of the Bank of Spain, entities obliged to prepare consolidated annual accounts in conformity with the rules laid down in this Circular will, as regards the matters regulated therein, also be complying with any obligation they may have to prepare consolidated annual accounts in accordance with the international financial reporting standards approved by the Regulations of the European Union”.

Circular 4/2004 of Bank of Spain indicates that entities shall only use their internal credit risk models once these models have been reviewed and validated by Bank of Spain.

Until our internal credit risk models have been validated, Annex IX of Circular 4/2004 determines the methods and amount of the parameters entities shall use to calculate the necessary amount to cover the inherent losses. These parameters are based on Bank of Spain’s experience with and information on the Spanish banking sector, and constitute Bank of Spain’s best estimation.

As mentioned in BBVA’s response to comment 30 of your letter dated May 3, 2007, BBVA is obliged to apply the aforementioned methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses of the credit loan portfolio.

Mr. William Friar	11	June 8, 2007

8.	Tell us how you implemented the following requirements of the Circular 4/2004 in your determination of the allowance for loan losses under IFRS:

•
Paragraph D) 22, “Methods of estimating impairment losses” of the Circular 4/2004 that the methodology for estimating impairment losses requires taking into account the influence of business cycles and how default experience changes over business cycles.

•	Paragraph 13.b of Annex IX of the Circular 4/2004 that the model should span a complete business cycle and not be skewed by any growth in business that affects their representativeness.

Provide us with an example as to how the influence of business cycles is factored into the methodology required by the Bank of Spain and in your internal risk models. Explain how the consideration of the business cycle in your loan loss allowance is compatible with the “best estimate” requirements of paragraph AG86 of IAS 39.

As mentioned in our response to comment 7 of this letter, for IFRS purposes the calculation of the loan loss provisions has been made according to the methodology and parameters indicated by Bank of Spain in its Circular 4/2004.

We do not have any information about how the influence of business cycles has been considered by Bank of Spain in its methodology, as mentioned in Rule 29, paragraph D) 22 of Circular 4/2004.

Mr. William Friar	12	June 8, 2007

Note 2.2.f), Pension commitments and other commitments to employees, page F-22

9.
In your response to our previous comment 38 you state that other than post-employment benefits covered by insurance contracts the rest of the pension commitments in Spain are reported as unfunded because the assets assigned to pension obligations did not qualify to be considered plan assets. We further note on page F-80 that you report “internal provisions” as funding sources for your pension and similar obligations in Spain totaling EUR 6.225 billion in 2006.  Please provide us with the following information:

•	Explain to us how you determined that “internal provisions” qualify as funding sources for pensions and similar obligations under IAS 19.

•
Considering the assets assigned to pension obligations do not qualify to be considered as pension assets under IFRS, please tell us how you complied with the disclosure requirements of paragraph 120A(d) of IAS 19 which requires you to provide an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

•
In the second paragraph on page F-80 you state that, “...the aforementioned internal provisions includes insurance contracts were contracted with insurance companies owned by the Group (Note 2.2.e) and, therefore, the balances of these insurance policies are disclosed in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets” We do not see the referenced heading in the balance sheet. Please clarify how you present these plan assets on your consolidated balance sheets and provide a reconciliation table in the event the assets are included within different headings.

On page F-80 of the Form 20-F for 2006, the balance under the heading “Internal Provisions - Funds for Pensions and Similar Obligations” amounted to €6,225 million as of December 31, 2006, which we have reported as “unfunded” in our response to comment 38 in the letter dated May 3, 2007, because the existing assets to cover these obligations do not meet the requirements to be classified as plan assets.

However, the following must be stated:

Mr. William Friar	13	June 8, 2007

-	There are no PBO/ABO deficits or obligations to employees that have not been recognized in the balance sheet.

-	The total amount of BBVA’s obligations to its employees is recognized in the balance sheet and was recognized in the income statement either in 2006 or in previous years.

-
The Group is not using the ‘corridor’ method as defined in IAS 19, but rather is recording in the income statement for the year any actuarial gains and losses arising thereon. In addition, the Group is not using the IFRS option of recognizing the aforementioned actuarial gains and losses in equity.

-	The detail of the aforementioned obligations is as follows:

-
€2,817 million relate to post-employment pension obligations for which an insurance policy was arranged with an insurance company owned by the Group, pursuant to Spanish pension legislation (Royal Decree 1588/1999).

The insurance company has recognized in its balance sheets a specific portfolio of assets assigned to cover the aforementioned obligations pursuant to Spanish legislation. These assets generate sufficient returns to cover the payment of the benefits under the aforementioned obligations. These assets are recognized mainly under “Available-for-Sale Financial Assets” in the consolidated balance sheets.

Under IFRS, these assets do not qualify as plan assets since, as stated in paragraph 7 of IAS 19, the company in question is a Group company.

-	€3,185 million and €222 million relate to early retirement and post-employment welfare benefit obligations to employees, respectively.

BBVA is liable, with all its assets, for the fulfillment of these commitments. The Bank’s Asset-Liability Committee (ALCO) manages the Group’s assets and liabilities so that the asset portfolio generates sufficient returns to cover the payment of the benefits under the aforementioned obligations. Under IFRS, these assets do not qualify as plan assets because they are not specifically assigned to these obligations.

Mr. William Friar	14	June 8, 2007

Note 3 Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

10.
We refer to your response to Comment 41 that states in the second paragraph on page 22 that the new allowance for loan loss methodology under the Bank of Spain Circular 4/2004 required an additional allowance for credit risks, which made the balance for doubtful accounts higher as of January 1, 2004. Please explain to us the following:

•	The nature of the new additional allowance and how it is determined under Annex IX to the Circular 4/2004.

•
Clarify how the new methodology under the Circular 4/2004 made the balance of doubtful transactions higher as of January 1, 2004. It appears to us that the general-purpose provision and the provision for statistical coverage for loan losses under the previous methodology was replaced by an inherent loss component that was calculated employing statistical methods.

Circular 4/91 of Bank of Spain obligated all Spanish financial entities to record three different allowances for credit losses:

-	A specific provision for impairment losses that are recorded on an individual basis.

-	A general-purpose provision of 1% of non doubtful loans, or 0.5% in the case of certain mortgage transactions.

-	A provision for the statistical coverage of loan losses for outstandings.

Circular 4/2004 of Bank of Spain requires Spanish financial entities to record only two allowances for credit losses:

-	A specific provision, for assets classified as doubtful due to customer arrears or for other reasons, including country risk.

-	A general allowance for loan losses to cover the inherent losses incurred as at the date of the financial statements which are yet to be assigned to specific operations.

Caption H) 17, paragraph two of the Transitional Provision One of Circular 4/2004 of Bank of Spain that refers to the first-time implementation of IFRS indicates that the provisions for credit risk, insolvency risk and country risk, existing as at 1 January 2004 shall be applied first to the specific allowance or

Mr. William Friar	15	June 8, 2007

provision for credit risk, to cover both insolvency risk and country risk, calculated in accordance with Annex IX of the mentioned Circular.

However, despite the fact that the concept of the specific allowance is similar under both Circulars of Bank of Spain because the intention is to cover the loss in doubtful assets, the classification of a transaction as a “doubtful asset” and the coverage parameters are quite different under both Circulars.

Rule Ten of Circular 4/91 of Bank of Spain indicated that an operation should be considered for accounting purposes as a “doubtful asset” when the reimbursement of the debt was considered problematic and, in particular:

a)
An unpaid installment is deemed to be “doubtful” for accounting purposes once it is three months past-due. In this case, nonpayment of an installment causes any subsequent unpaid installments to be classified as doubtful assets on the date they fell due.

b)
The Circular also envisaged that, under certain circumstances, the full amount, not merely the unpaid amount, of an entire operation or of all the operations of a borrower would be classified as “doubtful assets” (in particular when the first unpaid installment is six months or one year past-due, on the basis of the type of loan granted).

Annex IX, caption 7.c) of Circular 4/2004 of Bank of Spain indicates that the total amount of a debt instrument should be considered as doubtful if any part of whose principal, interest or contractually agreed expenses is past-due more than three months. In addition the total amounts of the total debt instruments of a customer should be considered as doubtful if the balances classified as doubtful due to arrears exceed 25% of the outstandings.

Thus, Circular 4/2004 of Bank of Spain shortened, with respect to that of Circular 4/91, the period after which an entire operation or all the operations of a borrower are classified as “doubtful assets”. Accordingly, under Circular 4/2004 of Bank of Spain, the full amount of an operation with an unpaid installment more than three months past-due is classified as “doubtful assets”, whereas under Circular 4/91 the unpaid installment must be six months past-due or the 25% of the outstandings requirement must be met. Accordingly, the amount of the operations classified as doubtful as of January 1, 2004, under Circular 4/2004 of Bank of Spain is higher than the amount resulting from the application of Circular 4/91 to the same loan portfolio.

Also, the percentages of the specific and general-purpose provisions established by Circular 4/2004 of Bank of Spain for the coverage of loan losses differ from those established in Circular 4/91 of Bank of Spain, and imply greater segmentation of the companies’ portfolios.

Mr. William Friar	16	June 8, 2007

The combination of these two effects, namely the increase in doubtful assets and the changes in the aforementioned percentages, gave rise to an additional loan loss provision requirement on first-time application of International Financial Reporting Standards on the BBVA Group’s consolidated financial statements.

Mr. William Friar	17	June 8, 2007

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104

11.
We refer to the second paragraph on page 23 of your response to Comment 42 that states your internal risk model is based on historical information for each country and type of risk. Explain to us if the country-specific assumptions in the internal risk models used to determine the US GAAP allowance for loan losses considers additional stratifications for regional economic differences. If not, tell us your basis for considering that this additional stratification is not necessary.

We confirm that our internal risk model used to determine the US GAAP allowance for loan losses is based on our historical information for each country in which we operate and the types of risks we manage.

In the same way, we confirm that no additional stratifications for regional economic differences in each of the countries are included in our models.

This historical information is composed of statistical data of each operation and customer comprising our different credit portfolios, so we believe that for that reason all the specific circumstances are always included in our internal model.

Mr. William Friar	18	June 8, 2007

12.
We refer to the reconciliation of Stockholder’s Equity from IFRS to US GAAP on page F-113 of the Form 20-F for 2006. We note from your disclosure on page F-120 that the loan adjustments to eliminate the effects of the “peer group” statistical assumptions required by the Bank of Spain resulted in an increase in US GAAP of EUR 2.115 billion in 2006 and EUR 1.669 billion in 2005. We further note in the “Expected Losses” section of Item 11 on page 122 of the 2005 20-F and on page 127 of the 2006 20-F. Explain to us the relationship, if any, between the loan adjustment in the IFRS to US GAAP Stockholders’ Equity and the expected losses at December 31, 2005 and 2006, estimated to be EUR 1,664 million and EUR 2,030 million, respectively. Consider in your response that the loan adjustments in the 2005 and 2006 IFRS to US GAAP reconciliations are 99.6% and 95.9% of the expected loss amounts for the respective fiscal periods.

As mentioned in Item 11 of BBVA’s Form 20-F for the year ended December 31, 2006, the expected losses attributed to the BBVA Group, once the minority interests have been deducted, amounted to 2,030 million of euros and 1,881 million of euros as of December 31, 2006 and 2005, respectively. Had the minority interests not been deducted, these expected losses would have been higher.

We consider that the above-mentioned losses attributed to the BBVA Group are not comparable with the adjustments recorded under US GAAP in years 2006 and 2005, which amounted to 2,115 million of euros and 1,669 million of euros, respectively, since these calculations relate to the result of subtracting the incurred loss under internal models from the general-purpose provisions recognized under IFRS.

The aforementioned reconciliation adjustments between IFRS and US GAAP can be considered relevant due basically to the large size of  our credit portfolio (262 billion of Euros as of December 31, 2006) . Due to this size,  any difference in the parameters used to calculate loan losses allowances implies a relevant difference in the corresponding provisions under both IFRS and US GAAP.

13.
We refer to Item 7, Loan Adjustment, on page F-120 of the Form 20-F for 2006. We note that the loan adjustments only refer to incurred losses not yet assigned to specific loans. Given that specific allowances for credit losses are determined based on minimum allowance percentages based on length of time of impairment mandated by the Bank of Spain in Annex IX to the Circular 4/2004 as opposed to considering transaction or client specific factors under US GAAP, please tell us if the loan adjustment reconciling item includes a component related to differences for specific allowances for credit losses.

Mr. William Friar	19	June 8, 2007

We confirm that our loan adjustment reconciling item in the reconciliation between IFRS and US GAAP does not include any amount related to the specific allowance for credit losses.

As we mentioned in response to comment 3 of this letter, for IFRS purposes the specific allowances for credit losses are calculated according to the guidelines laid down in Annex IX of Circular 4/2004 of Bank of Spain.

Our estimations for specific allowances for doubtful assets made under US GAAP reflect a difference from the provisions calculated according to the methodology required by Circular 4/2004 of Bank of Spain whose amount is not material. For that reason we do not record any adjustment in this connection in the reconciliation of IFRS to US GAAP.

Mr. William Friar	20	June 8, 2007

Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact Andres V. Gil at +34-91-702-6755, the undersigned at +44-20-7418-1038 or John K. Doulamis at +44-20-7418-1394.

Sincerely, /s/ John K. Knight John K. Knight

CC:
Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Phone (212) 728-1660

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1000

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Phone (212) 225-2000